UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  SRKP 28, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                                Richard Rappaport
                       1900 Avenue of the Stars, Suite 310
                              Los Angeles, CA 90067
                                 (310) 203-2902
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

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      1.    Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Richard Rappaport
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)

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      3.    SEC Use Only

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      4.    Source of Funds (See Instructions) (See item 3) PF

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)

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      6.    Citizenship or Place of Organization U.S.A.

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                  7.    Sole Voting Power 9,025,186

Number of      -----------------------------------------------------------------
Shares
Beneficially      8.    Shared Voting Power
Owned by
Each           -----------------------------------------------------------------
Reporting
Person With       9.    Sole Dispositive Power 9,025,186

               -----------------------------------------------------------------

                  10.   Shared Dispositive Power

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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            9,025,186

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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)

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      13.   Percent of Class Represented by Amount in Row (11) 77.74%

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      14.   Type of Reporting Person (See Instructions)

            IN

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of SRKP 28, Inc., whose principal executive offices are located at 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Richard Rappaport (the "Reporting Person").

      (b) The business address of the Reporting Person is 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Executive Officer of WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067.

      (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      On December 17, 2007, the Reporting Person acquired directly from the Issuer 1,099,938 shares of Common Stock at an aggregate purchase price of $775.02 and a warrant (a "Warrant") to purchase 1,099,938 shares of Common Stock at an exercise price of $0.0001 per share, for an aggregate purchase price equal to $387.51. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of December 17, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.

      On December 17, 2007, the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the "Rappaport Trusts") each acquired directly from the Issuer 319,338 shares of Common Stock at a purchase price equal to $225.01 and a Warrant to purchase 319,338 shares of Common Stock at an exercise price of $0.0001 per share, for a purchase price equal to $112.50. The source of funding for these purchases was working capital. The Reporting Person serves as the sole Trustee of the Rappaport Trusts. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the shares of Common Stock and the Warrants.

      On December 17, 2007, WestPark Capital Financial Services, LLC ("WestPark") acquired directly from the Issuer 2,773,979 shares of Common Stock at an aggregate purchase price of $1,954.55 and a Warrant to purchase 2,773,979 shares of Common Stock at an exercise price of $0.0001 per share, for an aggregate purchase price equal to $977.27. The source of funding for this purchase was working capital. The Reporting Person serves as the Chief Executive Officer ("CEO") and Chairman of WestPark. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the shares of Common Stock and the Warrant.

Item 4. Purpose of Transaction.

      The Reporting Person and related parties purchased the 4,512,593 shares of Common Stock and the Warrants for investment purposes.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 9,025,186 shares of Common Stock, representing 77.74% of the outstanding shares of Common Stock (based upon 7,096,390 shares outstanding as of the date hereof).

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 9,025,186 shares of Common Stock beneficially owned by the Reporting Person.

      (c) The 4,512,593 shares of Common Stock and the Warrants reported herein were acquired by the Reporting Person effective December 17, 2007.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,025,186 shares of Common Stock beneficially owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        March 17, 2008


                                        /s/ Richard Rappaport
                                        ---------------------------------------
                                        Richard Rappaport